March 7, 2025

VIA EDGAR

Laura Veator, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SES S.A.

Draft Registration Statement on Form F-4

Submitted November 8, 2024

CIK No. 0001347408

Dear Ms. Veator and Mr. Krikorian:

On behalf of SES S.A. (the “Company”), please find response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 5, 2024 (the “Comment Letter”) regarding the Draft Registration Statement on Form F-4 submitted on a confidential basis by the Company on November 8, 2024 (the “Draft Registration Statement”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold is the comment contained in the Staff’s Comment Letter pertaining to the Draft Registration Statement. Immediately below the Staff’s comment is the Company’s response. For the convenience of the Staff’s review, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter.

Presentation of Financial and Other Information, page 2

1.

When you update your registration statement to include the financial statements of SES and Intelsat for the year ended December 31, 2024, please ensure you include all the pro forma financial information required by Article 11 of Regulation S-X.

Please also ensure your pro forma financial statements describe how you will account for the Contingent Value Rights (CVRs) and the authoritative accounting literature upon which you are relying. Disclose the methodology used to value the CVRs, the significant assumptions made, and the potential future impacts to your financial statements.

The Company acknowledges the Staff’s comment and confirms that its next submission will contain SES and Intelsat financial statements for the year ended December 31, 2024, as well as unaudited pro forma condensed combined financial information prepared in accordance with Article 11 of Regulation S-X (the “pro forma financial statements”). The pro forma financial statements will address the accounting for the CVRs, including the items identified by the Staff in its comment.

In addressing the accounting for the CVRs, the Company respectfully advises the Staff that it believes the Company’s CVRs qualify as contingent consideration under IFRS 3, paragraph 40 and IFRS 3, Appendix A. Contingent consideration is recognized at its acquisition-date fair value, whether or not it is probable that a payment will be made. The acquirer classifies an obligation to pay contingent consideration that meets the definition of a financial instrument either as equity or as a financial liability in accordance with the definitions of an equity instrument and a financial liability set out in paragraph 11 of IAS 32.

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com

As such, pursuant to paragraph 11 of IAS 32, the Company will classify the CVRs as a financial liability at the acquisition date in its consolidated financial statements because the CVRs represent contingent consideration which will be settled in cash. The CVR liability will then be remeasured to fair value each quarter, with subsequent changes in fair value being accounted for as follows:

•	subsequent changes that qualify as measurement period adjustments will be recorded through purchase price accounting during the initial 12-month measurement period, and

•	subsequent changes in the fair value of the contingent consideration that do not qualify as a measurement period adjustment will be recognized through the consolidated income statement until settled.

With regards to the valuation of the CVRs, SES currently does not have sufficient information to estimate a reasonable fair value to present in the pro forma financial information. The primary drivers behind the lack of sufficient information to determine a reasonable fair value are as follows:

•

Absence of official policy announcements that the Federal Communications Commission (“FCC”) will initiate a follow-on repurposing program to the previous ‘Report and Order and Order of Proposed Modification’ issued in Q1 2020 which resulted in the repurposing of a band of C-band downlink spectrum between 3,700 and 3,980 MHz to support the rapid deployment of terrestrial 5G services in the contiguous United States.

•

Coordination and discussions between the FCC and all parties involved (including the potential acquirers of the spectrum and the existing users of the spectrum) in connection with the follow-up repurposing program will need to take place. Technical and economic transitional arrangements would need to be agreed with existing users of the spectrum currently procuring satellite broadcasting services using the remaining C-Band spectrum attributed to satellite operators.

•	Visibility and decision by the FCC as to how much of the C-Band spectrum between 4,000 MHz and 4,200 MHz still being used by satellite operators would be covered by any follow-on repurposing.

•	Insight as to the compensation model to be associated with a follow-on repurposing for satellite operators.

•	Clarity around the investment and timing to meet the above noted requirements.

After the acquisition closes, and in the absence of a follow-on repurposing program initiated by the FCC, the combined company and any potential acquirers of the spectrum may seek to develop proposals for consideration by the FCC. Such discussions can only begin after the regulatory processes to facilitate the closing of the acquisition are complete.

Additional information derived from future FCC approvals, the combined company’s future proposals to the FCC, and further discussions and negotiations with existing users of C-Band spectrum will support the assumptions the Company will use in valuing the CVRs at the acquisition date and subsequent reporting dates.

The new Presidential administration at the U.S. Federal level and FCC leadership have taken no official position on a follow-on C-Band repurposing exercise and management does not expect significantly more clarity on any of the key uncertainties above by the time the F-4 is declared effective. Discussions with the FCC are expected to begin after the closing of the transaction/acquisition is complete and a coordinated strategy for such outreach is in place.

As a result of the foregoing factors, SES’s management is unable to estimate a reasonable fair value of the CVRs at the date of the submission of the F-4 for purposes of the pro forma financial statements. Once the acquisition has closed, the Company intends to engage a valuation specialist to perform purchase price allocation for purposes of business combination accounting and to assist in the assessment of the fair value of the CVRs for future accounting and disclosure purposes in the consolidated financial statements for the year ending December 31, 2025 and going forward. Such fair value also would be used to compute the overall transaction consideration and hence the level of goodwill arising on the transaction.

*  *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact Eric Scarazzo, of Gibson, Dunn & Crutcher LLP by telephone at (212) 351-2389 or via email at EScarazzo@gibsondunn.com.

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com

Sincerely, SES S.A.

By:	/s/ Sandeep Jalan
Sandeep Jalan Chief Financial Officer

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com